Minco Gold Corporation

(An exploration stage enterprise)

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

Index

Page

Condensed Consolidated Interim Financial Statements

Statement of Financial Position

2

Statements of Operations Income (Loss)

3

Statements of Other Comprehensive Income (Loss)

4

Statements of Changes in Equity

5

Statements of Cash Flow

6

Notes to Financial Statements

7 - 20

(1)

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Condensed Consolidated Interim Statement of Financial Position

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	June 30,	December 31,
	2011	2010
Assets	$	$
Current assets
Cash and cash equivalents (note 3)	14,278,763	6,003,832
Cash held in trust (note 8(b))	9,768,000	-
Short-term investments (note 3)	-	293,770
Marketable securities	14,700	25,200
Receivables	113,058	57,387
Due from related parties (note 8)	-	839,305
Loan receivable (note 4)	-	9,074,136
Prepaid expenses and deposits	219,843	116,477
	24,394,364	16,410,107

Long-term deposit	63,389	64,512
Property, plant and equipment	258,732	290,502
Equity investment in Minco Silver (note 6)	14,460,898	6,935,139
	39,177,383	23,700,260
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 5(a))	5,024,687	5,066,688
Advance from minority shareholder (note 5(a))	2,368,687	764,345
Due to related party (note 8)	9,454,981	7,638,806
	16,848,355	13,469,839
Long-term liability
Loan payable to related party (note 8)	5,860,800	-
	22,709,155	13,469,839
Equity attributable to owners of the parent
Share capital (note 7 )	41,726,398	40,335,033
Contributed surplus	6,370,561	5,355,953
Accumulated other comprehensive loss	(75,258)	(63,252)
Deficit	(33,981,796)	(37,841,318)
	14,039,905	7,786,416
Non-controlling interests	2,428,323	2,444,005

	16,468,228	10,230,421
	39,177,383	23,700,260
Commitment (note 10) Subsequent event (note 8(b))
The accompanying notes are an intergral part of these consolidated interim financial statements.
Approved by the Board of Directors (signed) Malcolm Clay Director	(signed) Robert Callander Director

(2)

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Condensed Consolidated Interim Statement of Income (loss)

For the three and six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

Three months ended June 30,			Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$
Exploration costs	356,227	367,527	640,073	580,647
Administrative expenses (note 8)
Accounting and audit	105,450	69,931	175,821	87,602
Amortization	17,538	20,821	35,223	44,461
Consulting	24,917	26,771	52,167	52,119
Directors' fees	11,000	12,500	25,000	23,500
Foreign exchange loss (gain)	(22,910)	2,031	(2,221)	54,965
Investor relations	126,124	51,247	270,904	99,328
Legal	10,685	3,593	11,416	8,628
Office and miscellaneous	103,441	133,433	199,610	269,288
Property investigation	18,109	6,536	47,387	18,070
Regulatory and filling	25,084	35,677	72,818	47,668
Salaries and benefits	108,794	173,588	228,226	228,038
Share-based compensation (note7(b))	864,050	71,869	1,640,791	185,293
Travel and transportation	18,021	27,047	32,317	50,569
	1,410,303	635,044	2,789,459	1,169,529
Operating loss	(1,766,530)	(1,002,571)	(3,429,532)	(1,750,176)
Unrealized loss on marketable securities	(4,200)	(10,500)	(10,500)	(18,900)
Interest expenses	(343,696)	-	(343,696)	-
Finance and other income	115,802	27,590	103,882	58,699
Loss for the period before loss from equity investment and dilution gain	(1,998,624)	(985,481)	(3,679,846)	(1,710,377)
Share of income (loss) from equity investment in Minco Silver (note 6)	(476,160)	184,040	(1,153,314)	(280,319)
Dilution gain (note 6)	199,000	739,000	8,677,000	761,000
Net income (loss) for the period from continuing operations	(2,275,784)	(62,441)	3,843,840	(1,229,696)
Earnings for the period from discontinued operations	-	1,712,164	-	1,717,907
Net income (loss) for the period	(2,275,784)	1,649,723	3,843,840	488,211
Net income (loss) attributable to:
Shareholders of the Company	(2,262,167)	1,665,105	3,859,522	517,932
Non-controlling interest	(13,617)	(15,382)	(15,682)	(29,721)
	(2,275,784)	1,649,723	3,843,840	488,211
Earning (loss) per share:
basic	(0.05)	0.03	0.08	0.01
diluted	(0.05)	0.03	0.08	0.01
basic	50,268,972	48,436,115	50,125,737	48,379,089
diluted	50,268,972	48,436,115	51,215,342	48,379,089

The accompanying notes are an integral part of these consolidated interim financial statements.

(3)

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Condensed Consolidated Interim Statement of Other Comprehensive Income (Loss)

For the three and six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

Three months ended June 30,			Six months ended June 30,
	2011	2010	2011	2010
	$	$	$	$

Net income (loss) for the period	(2,275,784)	1,649,723	3,843,840	488,211

Other comprehensive income
Exchange differences on translation from functional to presentation currency	116,834	281,589	(12,006)	49,959

Total comprehensive income (loss) for the period	(2,158,950)	1,931,312	3,831,834	538,170

Comprehensive income (loss) attributable to:
Shareholders of the Company	(2,145,333)	1,946,694	3,847,516	567,891
Non-controlling interest	(13,617)	(15,382)	(15,682)	(29,721)
	(2,158,950)	1,931,312	3,831,834	538,170

The accompanying notes are an integral part of these consolidated interim financial statements.

(4)

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Condensed Consolidated Interim Statement of Changes in Shareholders' Equity

For the three and six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

			Attributable to equity owners of the company
	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficits	Subtotal	Non-controlling interest	Total equity
		$	$	$	$	$		$

Balance - January 1, 2010	48,157,782	38,553,755	5,722,060	-	(37,439,392)	6,836,423	2,493,427	9,329,850

Income for the period	-	-	-	-	517,932	517,932	(29,721)	488,211
Other comprehensive income	-	-	-	49,959	-	49,959	-	49,959
Share-based compensation	-	-	185,294	-	-	185,294	-	185,294
Proceeds on exercise of options	278,333	333,406	(139,744)	-	-	193,662	-	193,662
Balance - June 30, 2010	48,436,115	38,887,161	5,767,610	49,959	(36,921,460)	7,783,270	2,463,706	10,246,976

Balance - January 1, 2011	49,514,882	40,335,033	5,355,953	(63,252)	(37,841,318)	7,786,416	2,444,005	10,230,421

Income for the period	-	-	-	-	3,859,522	3,859,522	(15,682)	3,843,840
Other comprehensive loss	-	-	-	(12,006)	-	(12,006)	-	(12,006)
Share-based compensation	-	-	1,640,791	-	-	1,640,791	-	1,640,791
Proceeds on exercise of options	798,433	1,391,365	(626,183)	-	-	765,182	-	765,182
Balance - June 30, 2011	50,313,315	41,726,398	6,370,561	(75,258)	(33,981,796)	14,039,905	2,428,323	16,468,228
The accompanying notes are an integral part of these consolidated interim financial statements.

(5)

MINCO GOLD CORPORATION

(An exploration stage enterprise)

Condensed Consolidated Interim Statement of Cash Flow

For the three and six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Six months ended June 30,
	2011	2010
Cash flows from operating activities	$	$
Net income (loss) for the period from continuing operations	3,843,840	(1,229,696)
Adjustments for:
Depreciation and amortization	35,223	44,461
Equity loss on investment in Minco Silver	1,153,314	280,319
Dilution gain	(8,677,000)	(761,000)
Stock-based compensation (note 7)	1,640,791	185,293
Foreign exchange gain	(78,197)	-
Unrealized loss on marketable securities	10,500	18,900
Changes in items of working capital:
Receivables	(54,939)	(70,850)
Due from related parties	398,292	1,034,249
Prepaid expenses and deposits	(101,640)	(107,288)
Accounts payable and accrued liabilities	7,001	890,340
Cash flows from operating activities of continuing operation	(1,822,815)	284,728
Cash flows from activities of discontinued operations	-	1,214,112
	(1,822,815)	1,498,840
Cash flow from investing activities
Loan receivable	9,122,284	-
Cash held in trust	(9,768,000)	-
Property, plant and equipment	(4,177)	(57,874)
Short-term investments	293,770	(4,006,769)
	(356,123)	(4,064,643)
Cash flow from financing activities
Loan payable to related party	5,869,800	-
Repayment to Minco Base Metals	(7,601,904)	-
Advance from minority sharehoders	1,585,017	-
Due to related party	9,701,000	2,154,164
Proceeds from exercise of stock options	765,182	215,350
	10,319,095	2,369,514

Effect of exchange rate changes on cash	134,774	23,399

Increase (decrease) in cash and cash equivalents	8,274,931	(172,890)
Cash and cash equivalents - Beginning of period	6,003,832	3,508,917
Cash and cash equivalents - End of period	14,278,763	3,336,027

The accompanying notes are an integral part of these consolidated interim financial statements.

(6)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

1.         General information

Minco Gold Corporation (the “Minco Gold” or the “Company”) was incorporated in 1982 under the laws of British Columbia, Canada as Caprock Energy Ltd. Following a number of name changes the Company became Minco Gold in 2007.The registered office of the Company is 2772 – 1055 West Georgia Street, British Columbia, Canada. The Company has listed  Common Shares  on the Toronto Stock Exchange (“TSX”) under the symbol “MMM”, and NYSE Amex Equities (“AMEX”) under the symbol  “MGH”.

As at June 30, 2011, Minco Gold Corporation (“Minco Gold”) owned a 22.22% (December 31, 2010 – 26.2%) equity interest in Minco Silver.

As at June 30, 2011, the Company has $24 million cash which includes $16 million advanced from Minco Silve and $5 million to be used for the final payment for the acquisition of the Changkeng exploration permit. The remaining cash balance available to fund exploration and general comporate requirements is $3 million, which consists of $2.8 million in the Chinese Subsidiaries and $0.2 million in the Canadian entity. Funds in China cannot be returned to Canada due to legal regulation, accordingly the Company will need additional funds to meet its administrative requirements. The Company plans to meet its short-term cash requirements through the borrowing of funds from relative parties, equity financing and/or the disposition of assets.

2.         Basis of preparation and adoption of International Financial Reporting Standards

(a)

Basis of presentation and consolidation

These consolidated financial statements have been prepared in accordance with International financial reporting standards (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. The consolidated financial statements include the accounts of Minco Gold, its wholly-owned Chinese subsidiaries Minco Mining (China) Corporation (“Minco China”), Yuanling Minco Mining Ltd. (“Yuanling Minco”) and Huaihua Tiancheng Mining Ltd. (“Huaihua Tiancheng”); its wholly owned British Virgin Island subsidiary Triple Eight Mineral Corporation (“Temco”); and its 51% interest in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”).

(b)

Adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“Canadian GAAP”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards, and required publicly accountable enterprise to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these condensed consolidated interim financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

(7)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

2.         Basis of preparation and adoption of International Financial Reporting Standards (continued)

These condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011.  Subject to certain elections disclosed in Note 11, the Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 11 discloses the impact of the transition to IFRS on the Company’s reported financial, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the period ended June 30, 2010.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of August 11, 2011, the date the Audit committee of the Board of Directors approved the financial statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The condensed consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010 and the condensed consolidated interim financial statements for the three months ended March 31, 2011 and 2010.Note 12 of the condensed consolidated interim financial statement for the three months period ended March 31, 2011 and 2010 disclose IFRS information for the year ended December 31, 2010 that is material to an understanding of these condensed consolidated interim financial statements.

3.

Cash and short-term investments

As at June 30, 2011 cash and cash equivalents consisted of short-term deposits with a maturity term of seven days and can be renewed automatically. The yield on the short-term deposit was 1.7%.

As at June 30, 2011, short-term investments consist of $Nil of cashable guaranteed investment certificates with terms of greater than ninety days but less than one year (December 31, 2010 - $293,770)

4.

Loan receivable

During December 2010, Minco China entered into a Joint Venture Agreement  (the “JV Agreement”) with the 208 Exploration Team (the “208 Team”), a subsidiary of China National Nuclear Corporation (the “CNNC”), to acquire a 51% equity interest in the Tugurige Gold Project located in Inner Mongolia, China. Under the terms of the JV Agreement, the 208 Team will set up a new entity (the "JV Co") and transfer its 100% interest in the Tugurige Gold Project into the JV Co, Minco China has the right to contribute a total of RMB 250 million (approximately $37 million) (the “Earn-In Amount”) to earn a 51% equity interest in the JV Co, with RMB 180 million (approximately $27 million) to be contributed upon conclusion of the JV agreement. The Earn-In Amount is subject to an independent evaluation of the value of the Tugurige Project.

(8)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

4.         Loan receivable (continued)

To secure the project, Minco China  provided RMB 60 million (approximately $9 million) in the form of a secured shortterm loan to the Tugurige Gold Mine. The loan was repaid on March 25, 2011 in full with interest.To finance the loan receivable, the Company borrowed funds from a related party (Note 8(c)).

The JV Agreement is subject to the approvals of various Chinese government agencies.  The approval process is currently in progress.  The Company will pay a finder’s fee to a non-arm’s length third party upon all approvals being obtained and successful conclusion of the transaction.

5.         Mineral interests

a)

Guangdong - Changkeng

Minco China is the controlling shareholder in Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”) with a 51% interest.

Mingzhong signed an exploration permit transfer agreement with No. 757 Exploration Team of Guangdong Geological Bureau (“757 Exploration Team”) and on January 5, 2008 Mingzhong received the Changkeng exploration permit, which expires in September 2011. In China, the renewal of exploration permits is required on a regular basis.  The application process to renew this exploration permit is currently being undertaken. To acquire the exploration permit Mingzhong was required to pay RMB 48 million (approximately $7.3 million). As at December 31, 2008, the first payment for the Chankeng Exploration Permit to 757 Exploration Team was made in an amount of RMB 19 million (approximately $2.87 million).

In order to pay the remaining RMB 29 million (approximately $4.4 million), shareholders of Mingzhong agreed to inject capital of RMB 32 million. As of June 30, 2011, Minco China paid RMB 16.30 million ($2.47 million) and the five minority shareholders paid RMB 15.68 million ($2.37 million). Accrordingly, the Company has all of the cash required to settle the remaining payable for the permit.

In China, capital contributions require government authorization which may or may not be granted. The application to increase Mingzhong’s registered capital is in process. The funds received from the five minority shareholders are classified as a current liability as at June 30, 2011, pending government approval of the capital injection.

The remaining amount payable for the Chankeng Exploration Permit of $4,414,063 (RMB $29 million) was also classified as a current liability as of June 30, 2011.

Changkeng Silver Mineralization

Pursuant to the terms of an agreement with Minco Silver, the Company has assigned its right to earn a 51% interest in the Changkeng Silver Mineralization to Minco Silver.  As a result, Minco Silver is responsible for 51% of the total costs in relation to the Changkeng Silver Mineralization.

(9)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

5.         Mineral interests (continued)

b)

Gansu - Longnan

Minco China holds twelve exploration permits in the Longnan region of south Gansu province inChina. The Longnan region is within the southwest Qinling gold field.

The Longnan project has been divided into three sub-projects according to their geographic distribution, type and potential of mineralization:

i)

Yangshan: including five exploration permits located in the northeast extension of the Yangshan gold belt and its adjacent area;

ii)

Yejiaba: including four exploration permits adjacent to the Guojiagou exploration permit;

iii)

Xicheng East: including three exploration permits to the east extension of the Xicheng Pb-Zn mineralization belt.

The Company has spent a cumulative total of $6.8 million on Longnan project to June 30, 2011 (as of December 31, 2010 - $6.2 million) on exploration costs.

c)

Hunan - Gold Bull Mountain

Minco China’s wholly owned subsidiary Yuanling Minco owns the Gold Bull Mountain Mining License. The current permit for the Gold Bull Mountain expired on June 28 2011. The application to renew this permit for a two-year period was approved by  the Ministry of Land and Resources ("MOLAR") in Beijing on July 29, 2011.

The following is a summary of exploration costs, net of recoveries, incurred by the Company:

Three months ended June 30,			Six months ended June 30,		Cumulative to June30,
	2011	2010	2011	2010	2011
	$	$	$	$	$
Currently active properties:
Gansu
- Longnan	340,111	320,896	611,038	505,410	6,844,751
Guangdong
- Changkeng	16,115	45,521	29,035	74,069	8,128,582
Hunan
- Gold Bull Mountain	-	1,110	-	1,168	2,162,846

Total	356,227	367,527	640,073	580,647	17,136,179

6.

Equity investment in Minco Silver Corporation

As at June 30, 2011, the Company owns 13,000,000 common shares of Minco Silver (December 31, 2010 - 13,000,000 common shares) that were acquired in 2004 in exchange for the transfer of the Fuwan property and the silver interest in the Changkeng property.

(10)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

6.

Equity investment in Minco Silver Corporation (continued)

On March 3, 2011, Minco Silver concluded a share offering of 7,600,000 common shares at $5.95 per share.  The Company did not participate in this offering and as a result, its ownership interest  decreased to 22.22% (December 31, 2010 – 26.20%).  As the offering price for the Minco Silver shares significantly exceeded the carrying value of the Company’s investment in Minco Silver, the Company recorded a non-cash dilution gain in the amount of $8,677,000.

The Company’s equity accounts for its investment in Minco Silver.

Comprehensive income (loss) on the investment in Minco Silver is as follows:

	Six months ended
	June 30, 2011	June 30, 2010
	$	$
Dilution gain	8,677,000	761,000
Equity loss	(1,153,314)	(280,319)
Accumulated translation adjustment	2,073	32,682
Comprehensive income from investment in Minco Silver	7,525,759	513,363

The carrying value and market value of the Minco Silver shares held by the Company and accounted for using the equity basis, are as follow:

	June 30, 2011	December 31, 2010
	$	$
Carrying value of investment in Minco Silver	14,460,898	6,935,139

Market value of Minco Silver shares	57,460,000	82,550,000

As at June 30, 2011, Minco Silver had current assets of $66,525,188, non-current assets of $21,569,320 (including $14,940,135 in capitalized mineral interests), current liabilities of $739,855 and shareholders’ equity of $86,354,653. Minco Silver incurred exploration costs of $Nil, administration costs of $5,032,229 and a comprehensive loss of $4,740,000 during the six months ended June 30, 2011.

As at December 31, 2010, Minco Silver had current assets of $30,029,451, non-current assets of $12,823,775 (including $12,141,851 in capitalized mineral interest costs), current liabilities of $1,360,711 and shareholders’ equity of $41,492,515.  Minco Silver recorded exploration costs of $Nil, administration costs of $2,131,867, and a comprehensive loss of $829,670 during the six months ended June 30, 2010.

(11)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

7.

Share capital

a.

Common shares and contributed surplus

Authorized

100,000,000 common shares without par value

a.

Stock options

Minco Gold may grant options to its directors, officers, employees and consultants under its stock option plan. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at its sole discretion and at prices equal to or greater than the closing market price on the day preceding the date the option granted.

On January 1 and 14, 2011, the Company granted options over 2,360,000 common shares  at a weighted exercise price of $2.18 that vest over an 18month period from the issue date to its directors and employees.

The number of common shares reserved for issuance is 5,390,567 based upon options granted. The maximum number of common shares reserved for issuance is 15% of the issued and outstanding shares.

Minco Gold recorded $1,640,791 in stockbased compensation expense for the six months ended June 30, 2011 (2010 - $185,293).

A summary of the options outstanding is as follows:

	Number outstanding	Weighted average exercise price
		$
January 1, 2010	5,662,101	0.93
Granted	175,000	1.06
Exercised	(1,357,100)	0.77
Forfeited	(268,334)	0.91
Expired	(66,667)	1.08

December 31, 2010	4,145,000	0.99

Granted	2,360,000	2.18
Exercised	(798,433)	0.97
Forfeited	(56,000)	2.14
Expired	(260,000)	1.99

June 30, 2011	5,390,567	1.45

(12)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

7.

Share capital (continued)

The weighted average exercise price of options granted by Minco Gold for the six months ended June 30, 2011 was $1.45. Each option entitles the holder to purchase one common share.

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (year)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$			$		$
0.48 - 0.65	740,000	2.55	0.48	740,000	0.48
0.66 - 0.90	1,014,900	1.27	0.79	1,014,900	0.79
0.91 - 1.30	801,667	2.21	1.02	735,000	1.03
1.31 - 1.80	530,000	1.07	1.53	530,000	1.53
1.81 - 2.59	2,304,000	4.54	2.18	-	-
	5,390,567	2.96	1.45	3,019,900	0.90

The Company used the Black-Scholes option pricing model to determine the fair value of the options with the following assumptions:

	2011	2010
Risk-free interest rate	2.22% - 2.71%	1.89% - 2.30%
Dividend yield	0%	0%
Volatility	85% - 88%	84% - 90%
Estimated expected lives	5 years	5 years

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

8.         Related party transactions

Shared office expenses

a)

At June 30, 2011, the Company has $547,746 due from Minco Silver (December 31, 2010 – $839,305) in relation to expenditures on shared office expenses. The amount due from Minco Silver is unsecured, non-interest bearing and repayable on demand.

(13)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

8.         Related party transactions (continued)

Loans with Minco Silver

b)

On June 9, 2011, the Company received US$10 million from Minco Silver (June 30, 2011 - $9,768,000).  These funds were used to increase Minco China’s registered capital. Foshan Minco Fuwan Mining Co. Ltd. (Foshan Minco) is legally owned by Minco China, in trust for Minco Silver. In order for Minco Silver to invest capital in Foshan Minco, Minco Silver has to transfer funds to the Company first to comply with relevant Chinese regulation. The funds will be further legally invested in Foshan Minco by Minco China, on behalf of Minco Silver, once the fund are exchanged into RMB.

Subsequent to the period ended June 30, 2011, Minco Silver and the Company entered into a trust agreement, in which the Company agreed to hold the US$ 10 million advanced by Minco Silver on June 9, 2011 in a trust account on behalf of Minco Silver for the benefit of the Fuwan Silver project.

c)

On April 25, 2011, Minco China entered into a loan agreement with Minco Silver to borrowed up to US$22 million from Minco Silver. The loan bears interest at a rate equal to LIBOR plus 3% per annum.

As at June 30, 2011 Minco Silver advanced US$6 million (approximately $5,860,800) to Minco China. The principal and interest on the loan is to be paid within five years from the date of the first advancement. Foshan Minco is legally owned by Minco China, in trust for Minco Silver. In order for Minco Silver to invest capital in Foshan Minco, Minco Silver has to transfer funds to the Company first to comply with relevant Chinese regulation This funds will further be legally invested in Foshan Minco by Minco China, on behalf of Minco Silver, once the funds are exchanged into RMB.

The amount due is unsecured, non-interest bearing and payable on demand.

Loan with Minco Base Metals

d)

In connection to Minco China’s loan of RMB 60 million (approximately $9 million) to the Tugurige Gold Mine(note 5), Minco Gold and Minco Base Metals (“MBM”) entered a loan agreement whereby Minco Gold borrowed $7,398,857 million (RMB 50 million) in December 2010. On June 16, 2011, the loan was repaid in full to Zhongjia Kailong Technology Development Co. Ltd. (“Zhongjia”), the trustee of MBM.

At June 30, 2011, the Company has $234,727 due to MBM (December 31, 2010 - $77,027), representing interest of $230,123 on the loan from MBM and of $4,604 in relation to shared office expenses. The Company is related to MBM through two common directors and two common officers.

Key management compensation

e)

In the three months and six months ended June 30, 2011, the following compensation was paid to key management. Key management includes the Company’s directors and senior management.  This compensation is included in exploration costs, development costs and administrative expenses.

(14)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

8.         Related party transactions (continued)

Three months ended June 30, 2011
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	11,000	138,868	149,868
Senior management	99,000	384,559	483,559
Total	110,000	523,427	633,427
	Three months ended June 30, 2010
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	12,500	7,485	19,985
Senior management	77,958	37,776	115,734
Total	90,458	45,261	135,719

Six months ended June 30, 2011
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	25,000	239,071	264,071
Senior management	209,113	671,554	880,667
Total	234,113	910,625	1,144,738

	Six months ended June 30, 2010
	Cash remuneration	Share-based compensation	Total
	$	$	$
Directors	23,500	15,622	39,122
Senior management	138,833	94,528	233,361
Total	162,333	110,150	272,483

The above transactions were conducted in the normal course of business.

(15)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

9.

Geographical information

The Company’s business is considered as operating in one segment, mineral exploration and development. The geographical division of the Company’s assets and net loss is as follows:

Segment profit (loss)
	Three months ended June 30, 2011
	Canada	China	Total
	$	$	$

General and administration	(1,090,080)	(676,450)	(1,776,530)
Other loss	(252,159)	(257,095)	(509,254)
Segment loss	(1,342,239)	(933,545)	(2,275,784)

	Three months ended June 30, 2010
	Canada	China	Total
	$	$	$

General and administration	(377,470)	(625,101)	(1,002,571)
Other income	802,421	1,849,873	2,652,294
Segment profit	424,951	1,224,772	1,649,723

(16)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

Segment profit (loss)
	Six months ended June 30, 2011
	Canada	China	Total
	$	$	$

General and administration	(2,426,165)	(1,003,367)	(3,429,532)
Other income (loss)	7,565,513	(292,141)	7,273,372
Segment profit (loss)	5,139,348	(1,295,508)	3,843,840

	Six months ended June 30, 2010
	Canada	China	Total
	$	$	$

General and administration	(814,610)	(935,566)	(1,750,176)
Other income	499,581	1,738,806	2,238,387
Segment profit (loss)	(315,029)	803,240	488,211
9. Geographical information (continued)

Assets by geography	June 30, 2011
	Canada	China	Total
	$	$	$

Total assets	14,823,966	24,353,417	39,177,383

	December 31, 2010
	Canada	China	Total
	$	$	$
Total assets
	7,809,575	15,890,685	23,700,260

10.

Commitments

The Company has commitments in respect of office leases requiring minimum payments of $598,264, as follows:

$

2011	78,384
2012	148,922
2013	155,037
2014	161,403
2015	54,518
598,264

11.

First-time adoption of IFRS

In preparation of these condensed consolidated interim financial statements, the financial statements for the  period ended June 30, 2010 have been adjusted from amounts reported previously in the financial statements prepared in accordance with Canadian GAAP. An explanation of these adjustments for the period ended June 30, 2010 is set out in the following section.  An explanation of the adjustments for the year ended December 31, 2010 and the statement of financial position as of January 1, 2010 is set out in Note 11 of the condensed consolidated interim financial statements for the three months period ended March 31, 2011 and 2010.

(17)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

		June 30, 2010
	Cdn GAAP	Adj	IFRS
Assets	$	$	$
Current assets
Cash and cash equivalents	3,336,027	-	3,336,027
Short-term investments	6,482,705	-	6,482,705
Marketable securities	16,800	-	16,800
Receivable	932,208	-	932,208
Due from related parties	1,195,612	-	1,195,612
Prepaid expenses and deposits	193,217	-	193,217
	12,156,569	-	12,156,569

Long-term deposit	51,552	-	51,552
Property, plant and equipment	302,719	20,648	323,367
Equity investment in Minco Silver	6,023,177	(103,619)	5,919,558
	18,534,017	(82,971)	18,451,046
Liabilities
Current liabilities
Due to related party	2,154,164	-	2,154,164
Accounts payable and accrued liabilities	6,049,906	-	6,049,906
	8,204,070	-	8,204,070
Equity
Share capital	38,887,161	-	38,887,161
Contributed surplus	5,765,049	2,561	5,767,610
Accumulated other comprehensive income	-	49,959	49,959
Deficit	(36,785,969)	(135,491)	(36,921,460)
	7,866,241	(82,971)	7,783,270

Non-controlling interest	2,463,706	-	2,463,706
	18,534,017	(82,971)	18,451,046

(18)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

	Three months ended June 30, 2010	Six months ended June 30, 2010
	$	$

Total comprehensive loss as per reported under CGAAP	1,769,553	497,332
Loss attributable to non-controlling interest	(15,382)	(29,721)
Foreign exchange gain (loss)	(94,157)	(23,400)
Share based compensation	31,295	91,659
Share of loss from equity investment in Minco Silver	(41,586)	(47,659)
	1,649,723	488,211
Cumulative translation gain (loss)	281,589	49,959

Total comprehensive loss as per reported under IFRS	1,931,312	538,170

(a)

Functional currency

Under Canadian GAAP, all the Company's subsidiaries were integrated foreign operations. Therefore, monetary items were translated at year-end rates and non-monetary items were translated at historic rates with all foreign currency gains and losses recognized in profit or loss.

IFRS requires that the functional currency of each subsidiary of the Company be determined separately. It was determined that, as at the transition date, the functional currency of Minco Silver Corporation is Canadian dollars and the functional currency of the Company’s Chinese subsidiaries is RMB. The translation of the Chinese’s subsidiaries results and financial position from RMB to Canadian dollars creates a foreign exchange gain/loss in other comprehensive income.

In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the currency translation differences recognized as a separate component of shareholders’ equity, to deficit on the transition date.

(19)

Minco Gold Corporation

(An exploration stage enterprise)

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2011 and 2010

(Unaudited, expressed in Canadian dollars, unless otherwise stated)

11.

First-time adoption of IFRS (continued)

(b)

Share based compensation

Under Canadian GAAP, for the purpose of accounting for stock based compensation, an individual was classified as an employee when the individual was consistently represented to be an employee under law. Under IFRS, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS.

Under Canadian GAAP, forfeitures were recognized as they occurred. Under IFRS, the forfeiture rate estimated up front and factored into the number of stock options expected to vest.

Under Canadian GAAP, the Company recorded stock based compensation on a straight-line basis over the vesting period.  Under IFRS, the Company records share based compensation for each tranche within an award over the vesting period of the corresponding tranche.

In accordance with the IFRS 1 optional exemptions, the Company has elected to apply IFRS 2 only to unvested options as of January 1, 2010.

(c)

Equity Investment in Minco Silver

As result of adopting IFRS, Minco Silver Corporation started to record cumulative translation adjustments (“CTA”) in its other comprehensive income as of January 1, 2010.

When the Company records it share of changes in Minco Silver’s net assets, it also needs to record its share of Minco Silver’s CTA.

(d)

Statement of cash flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company

(20)